SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         FORM 12b-25

                    NOTIFICATION OF LATE FILING

     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the transition period ended March 31, 1996
_________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

_________________________________________________________________

PART 1 - Registrant Information
_________________________________________________________________

     Full Name of Registrant:      AURIC METALS CORPORATION
     Former Name if Applicable:    Not Applicable
     Address of Principal Executive Office (Street and Number)
     1475 Terminal Way, Suite D
     Reno, Nevada 89502

     Former Address:
     1800 East Sahara, Suite 107
     Las Vegas, Nevada 89104

PART II - Rules 12b-25 (b) and (c)
_________________________________________________________________

     [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] The subject report on 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

     [X]  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached, if applicable
_________________________________________________________________

PART III - Narrative
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     The company's auditors are currently attempting to verify
certain information pertaining to a mining interest of the Registrant, which cannot be obtained until the end of this week, June 28, 1996. It is anticipated such information will require certain adjustments to the financial statements, and will be obtained, as indicated, on or about June 28, 1996, and the 10-K will be filed immediately thereafter.
_________________________________________________________________

PART IV - Other Information
_________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification:

          James C. Lewis                (801) 292-0447

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes   [X] No

AURIC METALS CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AURIC METALS CORPORATION

     Date: June 28, 1996                By:/s/James F. Fouts
                                           -----------------
                                           James F. Fouts
                                           President